SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

August 10, 2012

CHINA SOUTHERN AIRLINES COMPANY LIMITED

(Translation of registrant's name into English)

278 Jichang Road

Guangzhou, Guangdong 510405

People’s Republic of China

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F. ☒ Form 40-F. ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐  No. ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.)

China Southern Airlines Company Limited (the “Company”) published an announcement on August 10, 2012 on the Hong Kong Stock Exchange’s website at: http://www.hkexnews.hk/listedco/listconews/SEHK/2012/0810/LTN20120810519.pdf, regarding the poll results of the first extraordinary general meeting for the year 2012 of the Company, held on August 10, 2012.

An English version of the announcement is included in this Form 6-K of the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA SOUTHERN AIRLINES COMPANY LIMITED

By: /s/ Liu Wei and Xie Bing

Name: Liu Wei and Xie Bing

Title: Joint Company Secretaries

Date: August 10, 2012

The Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

POLL RESULTS OF 2012 FIRST EXTRAORDINARY GENERAL MEETING

The board (the "Board") of directors (the "Directors") of China Southern Airlines Company Limited (the "Company") and all of its members confirm that this announcement does not contain any misrepresentation, misleading statement or material omission, and jointly and severally accept full responsibility for the truthfulness, accuracy and completeness of the contents of this announcement.

POLL RESULTS OF EGM

The first extraordinary general meeting for the year 2012 of the Company (the "EGM") was held at 2:00 p.m. on Friday, 10 August 2012 at No. 1 Conference Room, 4th Floor, Pearl Hotel CSN, No. 5 Road, Southern Work District, Baiyun International Airport, Guangzhou, Guangdong Province, the PRC. The EGM was convened by the Board and presided by Mr. Si Xian Min, the Chairman of the Board. No resolutions proposed at the EGM were being vetoed or amended.

As at the date of the EGM, there were 9,817,567,000 shares (the "Shares") of the Company in issue, which was the total number of Shares entitling the holders to attend and vote for or against the resolutions proposed at the EGM. 124 shareholders and authorized proxies holding an aggregate of 7,018,971,658 Shares carrying voting rights, representing approximately 71.50% of the total issued share capital of the Company, were present at the EGM.

China Southern Air Holding Company, Nan Lung Holding , Asia Travel Investment Company Limited and their respective associates (holding 4,145,050,000 A Shares, 1,033,650,000 H Shares and 31,120,000 H Shares of the Company), which are connected persons of the Company, had abstained from voting in relation to resolutions No. 2, 3, 7 and 8.

Save as disclosed, there was no restriction on any shareholder of the Company casting votes on any of the proposed resolutions at the EGM, and there was no Share entitling the holders to attend and vote only against the resolutions proposed at the EGM. No shareholder is required to abstain from voting on any of the resolutions proposed at the EGM.

All resolutions as set out in the notice of the EGM were duly passed and the poll results are as follows:

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Special Resolutions			Total valid votes	For	Against	Abstain	For (%)
1.	To consider and approve the satisfaction of the conditions of the Non-public A Share Issue by the Company.		7,018,971,658	7,016,175,423	2,557,135	239,100	99.9602%
2.	To consider and approve each of the following items under the proposal of the Non-public A Share Issue.
	2.1	Types of Shares to be issued and the par value	1,840,271,658	1,800,732,873	2,051,051	37,487,734	97.8515%
	2.2	Issue mechanism and subscription method	1,840,271,658	1,800,720,573	1,395,001	38,156,084	97.8508%
	2.3	Targeted subscriber and its relationship with the Company	1,840,271,658	1,800,750,673	1,989,651	37,531,334	97.8524%
	2.4	Pricing Base Day	1,840,271,658	1,800,729,373	2,010,951	37,531,334	97.8513%
	2.5	Issue price and adjustment to the issue price	1,840,271,658	1,800,752,923	2,080,701	37,438,034	97.8526%
	2.6	Number of Shares to be issued and issue scale	1,840,271,658	1,800,739,373	2,010,951	37,521,334	97.8518%
	2.7	Lock-up period	1,840,271,658	1,800,853,173	1,897,151	37,521,334	97.8580%
	2.8	Place of listing	1,840,271,658	1,800,738,623	2,011,701	37,521,334	97.8518%
	2.9	Use of proceeds	1,840,271,658	1,800,742,873	2,007,451	37,521,334	97.8520%
	2.10	The arrangement for the distribution of profits accumulated before the non-public issue of Shares	1,840,271,658	1,800,733,573	2,016,751	37,521,334	97.8515%
	2.11	The “Proposal for Non-public A Share Issue by China Southern Airlines Company Limited”	1,840,271,658	1,800,746,973	2,003,351	37,521,334	97.8522%
	2.12	Validity period of this resolution	1,840,271,658	1,800,729,323	2,020,501	37,521,834	97.8513%

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3.	To consider and approve the “Subscription Agreement relating to the subscription of the non-public issue of A Shares of China Southern Airlines Company Limited”.	1,840,271,658	1,800,732,873	1,950,551	37,588,234	97.8515%
4.	To consider and approve the authorization given to the Board, generally and unconditionally, to determine the specific debt financing instruments and issuance plan, and to issue, in one or multiple tranche(s), debt financing instruments within the permissible size for debt issuance in accordance with the provisions of the applicable laws and regulations.	7,018,971,658	6,669,943,949	229,924,971	119,102,738	95.0274%
Ordinary Resolutions		Total valid votes	For	Against	Abstain	For (%)
5.	To consider and approve the specific report on the use of proceeds from previous fund raising activities.	7,018,971,658	7,014,728,123	3,195,751	1,047,784	99.9395%
6.	To consider and approve the “feasibility study report on the use of proceeds from the Non-public A Share Issue of China Southern Airlines Company Limited”.	7,018,971,658	7,013,760,973	4,253,301	957,384	99.9258%

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7.	To consider and approve the waiver from making a mandatory general offer to the Independent Shareholders by CSAHC.	1,840,271,658	1,800,345,423	2,166,451	37,759,784	97.8304%
8.	To consider and approve the authorization given to the Board by the general meeting with full power to deal with all matters relating to the Non-public A Share Issue.	1,840,271,658	1,800,814,573	452,500	39,004,585	97.8559%

According to the requirements of The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, KPMG was appointed as the scrutineer in respect of votings at the EGM. (Note)

Lv Hui and Zheng Yiling, PRC lawyers from Z & T Law Firm, attended the EGM and issued a legal opinion stating that the convening and holding of the EGM, the procedures for the holding of the EGM, the eligibility of the persons who attended the EGM and the procedures for voting at the EGM are in compliance with the PRC Company Law, the Regulation of the Shareholders’ Meeting of a Listed Company, and the Articles of Association of the Company, and that the resolutions passed at the EGM are lawful and valid.

Note:	The poll results were subject to scrutiny by KPMG, Certified Public Accountants, whose work was limited to certain procedures requested by the Company to agree the poll results summary prepared by the Company to poll forms collected and provided by the Company to KPMG. The work performed by KPMG in this respect did not constitute an assurance engagement made in accordance with Hong Kong Standards on Auditing, Hong Kong Standards on Review Engagements or Hong Kong Standards on Assurance Engagements nor did it include provision of any assurance or advice on matters of legal interpretation or entitlement to vote.

By order of the Board
China Southern Airlines Company Limited
Xie Bing and Liu Wei

Joint Company Secretaries

Guangzhou, the People’s Republic of China

10 August 2012

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As at the date of this announcement, the Directors include Si Xian Min, Wang Quan Hua and Yuan Xin An as non-executive Directors, Tan Wan Geng, Zhang Zi Fang, Xu Jie Bo and Chen Zhen You as executive Directors; and Gong Hua Zhang, Wei Jin Cai, Ning Xiang Dong and Liu Chang Le as independent non-executive Directors.

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